Exhibit 99.1

Buenos Aires

July 10, 2018

To:	Comisión Nacional de Valores (Argentine National Securities Commission)

Re:	Notice of Material Event

To whom it may concern,

We are writing in order to inform you that as a consequence of Mr. Silvestre Vila Moret´s resignation as member of the Audit Committee of Grupo Financiero Galicia S.A. as of July 10, 2018, the board of Directors of Grupo Financiero Galicia S.A. has decided to appoint Mr. Daniel A. Llambías to the Audit Committee to replace Mr. Silvestre Vila Moret.

Following the appointment of Mr. Daniel A. Llambías, the Audit Committee will be composed of the following individuals: Messrs. Antonio Roberto Garcés, C. Enrique Martin and Daniel A. Llambías.

Messrs. Antonio Roberto Garcés and C. Enrique Martin qualify as independent directors.

Sincerely,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.